PROMISSORY NOTE

Amount: $120,000	Date: May 5, 2006
San Antonio, Texas

For value received, Telefamilia, Inc., a Texas Corporation (Maker), promises to pay to Fiesta Communications, Inc. (Holder) the principal sum of One Hundred and Twenty Thousand Dollars ($120,000) with interest from date at the rate of eight percent (8%), per year, until paid in full.

Principal is payable in lawful money of the United States of America at 8600 Wurzbach Rd., Suite 700W, San Antonio, Texas 78240, or at such place as may later be designated by written notice from the Holder to the Maker hereof, on the date and in the manner following:

All principal and accrued interest is due on or before six (6) months from the date of this note, or November 5, 2006.

This Note is not secured.

Both parties understand that the amount or value above does not exceed the maximum interest allowed by law, under the statutes of the state of Texas, and acknowledge that the terms are reasonable given the nature of the loan.

Telefamilia Communications, Inc.
a Texas Corporation

By:
Antonio Estrada
It’s Corporate Controller

Received as follows:
May 5, 2006	$90,000
May 18, 2006	$20,000
May 19, 2006	$10,000
Amount:	$120,000